Via Facsimile and U.S. Mail
Mail Stop 6010

May 18, 2006

Mr. Wayne T. Smith
President, CEO and Director
Community Health Systems, Inc.
7100 Commerce Way, Suite 100
Brentwood, TN 37027

> **Re: Community Health Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 24, 2006**
> **File No. 1-15925**

Dear Mr. Smith:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis
Critical Accounting Policies
Third Party Reimbursement, page 45

1. Please quantify and provide, in disclosure type format, for each period presented, disclosure related to the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

Allowance for Doubtful Accounts, page 46

2. Please clarify, in disclosure type format, if true, that your calculation for the reserve for doubtful accounts is determined by reserving the net accounts receivable (rather than gross accounts receivable) for all governmental and non-governmental balances over 150 days from discharge. If this is not the case, please clarify, in disclosure type format, why your methodology is appropriate.

3. Please provide us, in disclosure type format, an aging of your accounts receivable that agrees to the accounts receivable balance on your balance sheet (i.e. net accounts receivable) for the periods presented. In the same regard, please provide us, in disclosure type format, the percentage of accounts receivable summarized by aging categories using net accounts receivable rather than total gross accounts receivable (prior to allowances for contractual adjustments and doubtful accounts).

4. Clarify, in disclosure type format, what the allowance for other discounts represents.

Report of Independent Registered Public Accounting Firm, page 51

5. Since the report filed does not contain a typed signature of Deloitte & Touche LLP please confirm that they provided a manually signed report that is the same as the one included in your filing and that you have retained it for your records.

Item 9A. Controls and Procedures

6. Please confirm, if true, your disclosure controls and procedures are effective as "adequately designed" is not appropriate. Refer to *Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports:* Conclusions Regarding Effectiveness of Disclosure Controls and Procedures.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant